Exhibit 99.1

High Tide Enters into Private Label Partnerships for Cannabis 2.0 Products

CALGARY, AB, Sept. 13, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FSE: 2LYA), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, announced today two white label partnerships with Heritage Cannabis Holdings (Heritage) (CSE: CANN) (OTCQX: HERTF), an industry-leading and vertically-integrated cannabis provider, and Loosh Inc. dba Loosh Brands, a privately held, next generation cannabis edibles and finished goods manufacturer.  As per the terms of the agreements, and pending listing approval, Heritage and LOOSH will manufacture High Tide's "Cabana Cannabis Co." branded shatter and THC gummies, respectively, for distribution in Ontario, Manitoba, Saskatchewan and Alberta with the potential to expand into additional Canadian jurisdictions in due course.

High Tide Inc. Sept 13, 2021 (CNW Group/High Tide Inc.)

"I am excited to announce High Tide's new white label rollout which has been in the works for quite some time.  We have taken a measured approach in launching our own house-branded products given the oversupply of branded biomass in the Canadian market.  That's why we are moving cautiously by making an entry into the 2.0 category which is much less crowded," said Raj Grover, President and Chief Executive Officer of High Tide. "We are also in negotiations with Canadian licensed producers to bring select products from the FABCBD catalogue into our store network and look forward to expanding into other categories in due course as market dynamics evolve," added Mr. Grover.

"High Tide is one of the leading cannabis retailers in Canada with a wide reach in this rapidly growing market. We admire their focus on consumer education and best-in-class retailing, and are proud to partner with them to get High Tide-branded concentrate products in the hands of Canadian consumers," said David Schwede, Chief Executive Officer and President of Recreational Cannabis at Heritage Cannabis. "This strategic relationship allows us to strengthen and expand our concentrate portfolio and provides the opportunity to further our partnership with one of the leading cannabis retailers in the country," added Mr. Schwede.

"This pioneering private label production relationship with one of North America's leading publicly-traded platforms exemplifies the distribution channels and commercial relationships that we at Loosh provide and service," said Ilya Serebyrany, founder and CEO of LOOSH Inc. "We look forward to supporting a variety of sell-through and decentralized production relationships as the industry matures and we are pleased to support High Tide in executing on its no-capex manufacturing requirements," added Mr. Serebyrany.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBITDA1, with 93 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan.  High Tide's retail segment features the Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established ecommerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through CBDcity.com and FABCBD.com as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

About Heritage Cannabis

Heritage Cannabis are trailblazers of the concentrates categories being the first to launch Dabs and Live resin in Canada. They rank in the top 3 in sales for concentrates in Canada. Constantly bringing new innovative products to market like the Radsicles for example. They continue to focus on delighting customers with their speed to market and making products that consumers actually want.

About LOOSH Brands

Loosh Brands is a privately held next generation Licensed Producer that has brought together a team of colleagues and professionals to execute on the mission of supporting best-in-class brands, formats and retailers from its highly strategic production and sensory testing facility in midtown Toronto.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

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[1]	Adjusted EBITDA is a non-IFRS financial measure.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 13-SEP-21